Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
("Randgold Resources" or the "Company")

TOTAL VOTING RIGHTS

Jersey, Channel Islands, 31 December 2015 - Randgold Resources announces that in accordance with the Disclosure and Transparency Rules, its issued share capital consists of 93 284 408 ordinary shares of $0.05 each.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. The Company holds 1 457 issued ordinary shares in Treasury. In addition, 61 822 ordinary shares are currently held on trust and do not confer voting rights. Therefore, the total number of voting rights in the Company is 93 221 129.

The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the Disclosure and Transparency Rules.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgold@dpapr.com

Website: www.randgoldresources.com